SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 13, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F X         Form 40-F
                                ---                 ---

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes         No X
                                  ---        ---

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes         No X
                                  ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes         No X
                                  ---        ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated February 13, 2003, announcing that Delmia Corp., a Dassault Systemes company, announced that Sumitomo Wiring Systems Ltd. (SWS), a leading wire harness manufacturer, has reduced product development cycles by using DELMIA's ENVISION(R) and QUEST(R) solutions.






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                  DELMIA Solutions Help Sumitomo Wiring Systems
                      Slash Product Development Time by 67%

              Company's Virtual Visual Assembly System Cuts Product
               Development Cycles, Improves Internal Collaboration


Yokohama, Japan -- February 13, 2003 -- Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), today announced that Sumitomo Wiring Systems Ltd. (SWS), a leading wire harness manufacturer, has reduced product development cycles by using DELMIA's ENVISION(R) and QUEST(R) solutions to simulate the manual assembly of its products. By implementing Delmia Corp.'s digital manufacturing solutions and increasing collaboration with car manufacturers, SWS has decreased its overall development time by 67 percent.

In 1998, SWS launched its virtual Visual Assembling System (VAS), with DELMIA's ENVISION and QUEST at the core of the system, to facilitate concurrent engineering among design, production engineering, and manufacturing divisions. A car's wire harness consists of approximately 4,000 parts. The assembly process is done manually and is difficult to optimize. In the past, SWS used a physical mock-up methodology to define, validate, and optimize the assembly process. However, due to time and cost constraints, it was difficult to cover the entire production operation and integrate all design and production change requirements.

Today, the Virtual Assembly System at SWS helps the company condense development cycles, detect early assembly problems during development, and accelerate production ramp-up times. VAS also conducts many virtual iterations of the company's wire harness development, including design, assembly, and production flow. The SWS production engineering department utilizes ENVISION to check interferences between jigs and wires, validate wire harness assembly layouts while considering operators' workability, and check twists and lengths of wires where harnesses are built into vehicles. Moreover, with QUEST, SWS optimizes line development by modeling the layout of the entire factory and virtually simulating the production flow before the factory is built.

"Through several development projects using VAS, we clearly see the effectiveness of Delmia Corp.'s digital manufacturing solutions," said Koichi Sakakura, project leader for VAS Development Group in SWS's production, engineering, and development department. "SWS intends to expand its concurrent engineering efforts by heavily using 3D data and strengthening collaboration between the design and production departments. Moreover, this system enables employees to share and utilize knowledge more efficiently, and reinforces our strong relationships with car manufacturers."

"The successful deployment of DELMIA ENVISION and QUEST at SWS is a meaningful case study," said Bertrand Saint-Martin, president of Delmia Japan, Ltd. "Since wire harnesses at SWS are assembled manually, this process was not simulated with digital manufacturing tools. This success story proves that DELMIA's solutions can now address a wider range of processes, enabling our customers to further decrease development cycles."

                                      # # #




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About Sumitomo Wiring Systems, Ltd.
Sumitomo Wiring Systems, Ltd. (SWS), established in 1917, is a major manufacturer of wire harnesses for automobiles and for office equipment industries. SWS's wire harness production for motor vehicles and office equipment accounted for 95 percent of its fiscal 1999 revenues; electric wire and cables, 5%. The company has 31 consolidated subsidiaries, 15 in Japan, three each in Brazil and India, two each in Australia and China, and one each in Canada, Indonesia, the Philippines, the United Kingdom, Singapore and the United States. Sumitomo Electric Industries, Ltd. is the major shareholder with 52.5% share of issued stock. Information about Sumitomo Wiring Systems, Ltd. is available at http://www.sws.co.jp/index_e.html.

About Delmia Corp.
Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY, Euronext Paris:
#13065, DSY.PA), is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systemes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.


        Delmia Press Contact:         Delmia Press Contact:
        Toyohiko Soda                 Peter Schmitt
        +81 45 470 8298               + 1 248 267 9696
        Toyohiko_SODA@delmia.jp       peter_schmitt@delmia.com

                        Dassault Systemes Press Contact:
                                Anthony Marechal
                               + 33 1 55 49 84 21
                           anthony_marechal@ds-fr.com




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       DASSAULT SYSTEMES S.A.


Date: February 13, 2003                By:   /s/ Thibault de Tersant
                                             -----------------------
                                      Name:  Thibault de Tersant
                                      Title: Chief Financial Officer,
                                             Executive Vice President